Exhibit 99.1

2Q 2025

Results

July 28, 2025

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, July 28, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the second quarter of 2025.

•	FEMSA: Total Consolidated Revenues grew 6.3% and Income from Operations increased 1.2% compared to 2Q24.

•	FEMSA Retail[1]: Proximity Americas total Revenues grew 6.9% and Income from operations decreased 2.8% versus 2Q24.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

April 28, 2025 | Page 1

•	SPIN: Spin by OXXO had 9.4 million active users[2] representing 18.8% growth compared to 2Q24 while Spin Premia had 26.6 million active loyalty users[2] representing 16.9% growth compared to 2Q24, and an average tender[2] at OXXO Mexico of 45.8% which increased from 36.1% tender in 2Q24.

•	COCA-COLA FEMSA: Total Revenues and Income from Operations grew 5.0% and 0.2%, respectively against 2Q24.

Financial Summary for the Second Quarter 2025

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
As Reported	2Q25	YTD25	2Q25	YTD25	2Q25	YTD25	2Q25	YTD25
FEMSA Consolidated	6.3%	8.3%	4.2%	9.2%	1.2%	2.6%
Proximity Americas	6.9%	6.9%	6.9%	8.3%	(2.8)%	(6.3)%	(0.4)%	(1.1)
Proximity Europe	31.4%	24.9%	25.6%	20.3%	54.4%	22.3%	N.A.	N.A.
Health	15.6%	18.3%	13.6%	18.3%	5.7%	15.2%	13.1%	14.3%
Fuel	0.6%	1.2%	6.6%	5.6%	13.6%	1.8%	4.9%	5.2%
Coca-Cola FEMSA	5.0%	6.7%	3.4%	6.9%	0.2%	3.3%
Comparable(A)
FEMSA Consolidated	2.2%	2.7%	0.0%	4.5%	(1.5)%	(3.9)%
Proximity Americas	2.0%	1.7%	4.3%	5.7%	(3.1)%	(10.8)%	(0.6)%	N.A.
Proximity Europe	5.9%	3.5%	1.2%	(0.3)%	24.0%	0.6%	N.A.	N.A.
Health	6.7%	6.8%	4.5%	6.5%	(5.2)%	2.2%	4.8%	N.A.
Fuel	0.6%	1.2%	6.6%	5.6%	13.6%	1.8%	4.9%	N.A.
Coca-Cola FEMSA	2.4%	3.3%	0.9%	3.5%	(2.6)%	0.3%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

“During the second quarter, we delivered a mixed set of results. In our core operations in Mexico, we faced a challenging combination of a soft consumer environment and very adverse weather that put pressure on retail operations and beverage volumes. On the positive side, several of our proximity and beverage operations outside of Mexico delivered strong results, which combined with currency tailwinds, helped to mitigate the impact. The retail operations outside of Mexico provided encouraging signs that they are firing on all cylinders as they fine-tune their value propositions and increase their scale.

At Proximity Americas Mexico, weak traffic numbers stood out against an otherwise largely positive set of trends outside of Mexico, reflecting an environment in which convenience categories such as soft drinks, beer and tobacco underperformed other categories across channels. We are working hard together with our supplier partners to ensure we can adjust our assortment and price-package architecture to remain competitive in addressing our customers’ needs as we advance through the summer and approach the key selling season in the fourth quarter. For its part, Valora delivered a solid result, as did our Health operations outside of Mexico. Finally, Coca-Cola FEMSA navigated the same challenging environment in Mexico which it is aggressively addressing with highly targeted and segmented packaging strategies, promotional activity, and expense control. Outside of Mexico, KOF continued to improve its competitive position and delivered strong results, particularly led by certain markets in South America, further reinforced by currency tailwinds.

We remain confident of the initiatives being implemented across businesses, and we are focused on reversing the traffic and volume trends and on managing costs and expenses in the second half of the year. Our businesses have repeatedly proven their resilience, and we believe we have the right strategy and team for the task.”

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

2Q25 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q25	2Q24	Var.	Comp.(A)
Total Revenues	211,364	198,744	6.3%	2.2%
Gross Profit	85,922	82,440	4.2%	0.0%
Gross Profit Margin (%)	40.7	41.5	(80 bps )
Income from Operations	17,832	17,626	1.2%	(1.5)%
Operating Margin (%)	8.4	8.9	(50 bps )
Adjusted EBITDA[1]	29,589	28,614	3.4%	(0.3)%
EBITDA Margin (%)	14.0	14.4	(40 bps )
Consolidated Net Income	5,593	15,669	(64.3)%

Net Debt2 ex-KOF3

Amounts expressed in millions of Mexican Pesos (Ps.)

As of June 30, 2025	Ps.		US$[4]
Cash and Investments	125,171		6,648
Financial Debt	74,040		3,932
Lease Liabilities	106,940		5,679
Net debt	55,809		2,964
ND / Adjusted EBITDA	0.93	x	-

1 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

2 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2025 | Page 2

Total revenues increased 6.3% in 2Q25 compared to 2Q24, driven by growth across our business units outside of Mexico and reflecting the benefit from favorable exchange rate effects due to the depreciation of the Mexican peso against most of our foreign operating currencies. After accounting for currency effects and M&A, revenues grew 2.2%.

Gross profit increased 4.2%. Gross margin decreased 80 basis points, mainly reflecting margin contractions in Proximity Europe, Coca-Cola FEMSA and Health, as well as a greater mix of operations outside of Mexico in Proximity Americas including acquisitions, partially offset by a margin expansion in Fuel and Oxxo Mexico. After accounting for currency effects and M&A, gross profit remained flat.

Income from operations increased 1.2%, mainly explained by favorable exchange rate effects. The consolidated operating margin was 8.4% as a percentage of total sales, representing a contraction of 50 basis points, reflecting margin contractions in Proximity Americas, Health and Coca-Cola FEMSA, particularly in our higher margin businesses in Mexico. This was partially offset by margin expansion in our Proximity Europe and Fuel Divisions. After accounting for currency effects and M&A, income from operations decreased 1.5%.

The effective income tax rate was higher at 40.0% in 2Q25 vs. 2Q24. Our income tax provision was Ps. 4,339 million in 2Q25, impacted by currently non-deductible tax losses from Spin and non-deductible labor related expenses in Mexico, both of which weighed more heavily given the lower pre-tax profits caused by FX losses relating to our US dollar cash balances. As we have expanded our labor force in Mexico retail and beverages, and labor expenses have increased generally, the non-deductible portion of such expenses has grown relatively faster as a percentage of the total. These factors contributed to a higher tax rate during the period.

Net consolidated income was Ps. 5,593 million, compared to Ps. 15,669 million in 2Q24, reflecting: i) a non-cash foreign exchange loss of Ps. 4,102 million, compared to a gain of Ps. 6,131 million in 2Q24, related to our U.S. dollar-denominated cash position negatively impacted by the appreciation of the Mexican peso during the quarter and reflecting a Ps.10 billion shift; and a ii) lower interest income of Ps. 2,051 million compared to a Ps. 4,136 million in 2Q24, impacted by lower interest rates.

Net majority income was Ps. 0.78 per FEMSA Unit5 and US$0.42 per FEMSA ADS4.

Net Debt / EBITDA. As of June 30, 2025, cash and investments were Ps. 125,171 million and total debt was Ps. 180,980 million, resulting in net debt of Ps. 55,809 million. Our Net Debt / EBITDA ratio ex-KOF was 0.93x up from 0.64x in 2Q24.

Capital expenditures amounted to Ps. 9,203 million, 4.4% as a percentage of total sales, and a decrease of 13.8% compared to 2Q24, reflecting lower CAPEX at Proximity Americas, mainly reflecting lower investments given the pause in the expansion strategy in OXXO Chile and Peru, as well as in Health Mexico. This was partially offset by stable CAPEX at Coca-Cola FEMSA, mainly deployed to increase our production and distribution capacity. While Proximity Americas had lower CAPEX, our efforts remain in more targeted new store openings, including less capex-intensive OXXO Nicho Stores, and the remodeling and optimization of existing stores going forward.

PROXIMITY AMERICAS OXXO (Mexico, USA & Latam1)

2Q25 Financial Summary – Proximity Americas

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q25	2Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)[2]	1,023.5	1,028.0	(0.4)%	(0.6)%
Total Revenues	83,958	78,526	6.9%	2.0%
Gross Profit	37,014	34,627	6.9%	4.3%
Gross Profit Margin (%)	44.1	44.1	0 bps
Income from Operations	7,540	7,757	(2.8)%	(3.1)%
Income from Operations Margin (%)	9.0	9.9	(90 bps )
Adjusted EBITDA	11,809	11,746	0.5%	(0.4)%
Adjusted EBITDA Margin (%)	14.1	15.0	(90 bps )

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges.

Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

2 All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

3 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

4 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2025 was 18.8292 MXN per USD.

5 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2025 was 3,469,469,527, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 OXXO Latam: OXXO Colombia, Chile and Peru.

2 Same-store Sales including OXXO Mexico and Latam, this does not include our USA operations.

July 28, 2025 | Page 3

Total revenues increased 6.9% in 2Q25 compared to 2Q24 reflecting 0.4% decline in same-store sales, offset by a 6.3% store expansion and currency tailwinds relative to the US and South American currencies, as well as the consolidation of the US operation into the results. The decline in same-store sales was driven by an increase of 6.6% in average ticket, and a decrease of 6.6% in store traffic. On a comparable basis, total revenues increased 2.0%. These figures reflect a challenging quarter In Mexico, which was marked by adverse weather conditions and a persistently soft consumer environment, partially offset by a higher average ticket driven partly by higher ticket size related to the calendar shift of the Holy Week into this quarter. Furthermore, Proximity Americas, particularly in Mexico, again saw lackluster results from the Thirst and Gathering consumption occasions, two of the most important categories for OXXO, with decreases in the beer and soft drinks categories, as well as tobacco. During the quarter, the OXXO store base in Mexico, USA and Latam expanded by 334 stores. This division had 1,500 total net store additions for the last twelve months, which includes 249 stores from our acquisition of Delek’s retail operations in the USA. As of June 30, 2025, Proximity Americas had a total of 25,180 stores. Despite the challenging environment in Mexico, OXXO Latam showed very strong results with same-store sales growth in the high teens on a currency neutral basis.

Gross profit reached 44.1% of total revenues, reflecting a stable margin for the Proximity Americas Division. This performance was supported by continued growth in commercial income and financial services at OXXO Mexico, partially offset by the lower margin of the US operation, which carries a lower margin structure due in part to gasoline, and the Latam region, which remains in a development phase.

Income from operations declined by 2.8% compared to 2Q24 and represented 9.0% of total revenues, which is a 90-basis point contraction. The decline and margin contraction are mainly explained by an increase in selling expenses at a higher rate than revenues due to higher labor costs and administrative expenses related to our continued investment in commercial capabilities such as segmentation, revenue management, and data analytics. Notwithstanding, the growth in selling expenses, the most important expense line item, was lower than prior quarters, reflecting continued efforts to make more efficient use of labor through technology and variable shift policies.

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 28.0% in 2Q25 compared to 2Q24, reflecting an average same-store sales increase of 8.9%, with a strong performance in the grocery, dairy and frozen food categories, and the addition of 144 net new Bara stores during the last twelve months. Growth was negatively impacted by the convenience categories, which are being affected by tougher weather conditions and a slow consumer environment. Without the effect on convenience categories, the same-store sales growth would have been in the low double digits. During the quarter, the Bara store base expanded by 23 units reaching a total of 533 Bara stores as of June 30, 2025.

Grupo Nós2

Total revenues of OXXO Brazil in 2Q25 grew 33.8%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the country, which resulted in same-store sales growth of 12.8%3, as well as the addition of 78 net new OXXO stores for the last twelve months. During the quarter, the store base contracted by 12 units. As of June 30, 2025, Grupo Nós had a total of 603 OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL

July 28, 2025 | Page 4

PROXIMITY EUROPE Valora

2Q25 Financial Summary – Proximity Europe

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q25	2Q24	Var.	Comp.(A)
Total Revenues	15,065	11,466	31.4%	5.9%
Gross Profit	6,233	4,964	25.6%	1.2%
Gross Profit Margin (%)	41.4	43.3	(190 bps )
Income from Operations	688	445	54.4%	24.0%
Income from Operations Margin (%)	4.6	3.9	70 bps
Adjusted EBITDA	2,179	1,666	30.8%	5.2%
Adjusted EBITDA Margin (%)	14.5	14.5	0 bps

Total revenues increased 31.4% in 2Q25 compared to 2Q24, reflecting a relevant favorable effect from the appreciation of the Euro and the Swiss Franc against the Mexican peso. Excluding currency effects, total revenues grew 5.9%, reflecting increased retail sales, particularly in Switzerland, which were partially offset by lower sales in B2B and B2C foodservice, which faced continued consumer headwinds.

Gross profit reached 41.4% of total revenues, reflecting a 190 basis-point margin contraction explained by lower B2C foodservice sales, which have a structurally higher margin, and to a lesser extent, a product-mix effect that relates to higher tobacco sales, as well as the impact of changes to the operating model within our retail operations. Gross profit grew 25.6% compared to 2Q24, but grew 1.2% on a currency-neutral basis.

Income from operations increased 54.4% versus the 2Q24 and represented 4.6% of total revenues, a 70 basis-point increase year-on-year, reflecting growth in retail sales, coupled with effective cost management. On a comparable basis, income from operations increased 24.0%. Although operating expenses rose by 22.7% to Ps. 5,546 million, on a currency-neutral basis the expense growth slowed down to around 1%, reflecting the effect of cost management initiatives and operational efficiencies.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2025 | Page 5

HEALTH

2Q25 Financial Summary - Health

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2Q25	2Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)	1,029.0	909.6	13.1%	4.8%
Total Revenues	21,850	18,894	15.6%	6.7%
Gross Profit	6,496	5,719	13.6%	4.5%
Gross Profit Margin (%)	29.7	30.3	(60 bps )
Income from Operations	819	775	5.7%	(5.2)%
Income from Operations Margin (%)	3.8	4.1	(30 bps )
Adjusted EBITDA	1,981	1,696	16.9%	3.7%
Adjusted EBITDA Margin (%)	9.1	9.0	10 bps

Total revenues increased 15.6% in 2Q25 compared to 2Q24, helped by the appreciation of currencies against the Mexican peso, but they grew 6.7% on a currency-neutral basis, reflecting a positive performance in Colombia and, Ecuador, more than offsetting the negative results in Mexico. During the quarter, the net store base decreased by 273 units, including the closing of 311 net locations in Mexico, reaching a total of 4,321 locations across our territories, as of June 30, 2025. During the last twelve months, there were 175 net closing. Same-store sales increased by an average of 13.1% in Mexican pesos and 4.8% on a currency-neutral basis despite the negative performance of the stores in Mexico, reflecting the strong results of Ecuador and Colombia in particular.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2025 | Page 6

Gross profit was 29.7% of total revenues, representing a 60-basis point contraction year on year, mainly reflecting the challenging environment in Mexico, including the closure of stores, resulting in lower sales, coupled with the result of a more disciplined procurement process. This was partially offset by higher retail sales in Colombia.

Income from operations amounted to 3.8% of total revenues, a contraction of 30 basis points, resulting in an increase of 5.7%, reflecting tailwinds from a relatively weaker Mexican peso against other operating currencies. On a comparable basis, however, income from operations declined 5.2%, mainly explained by gross margin contraction and higher operating expenses which rose 14.8% to Ps. 5,677 million, or 6.1% on a comparable basis. This increase was related to the ongoing restructuring in Mexico, as well as expenses associated with the reduction of the division’s overhead. These effects were partially offset by positive performance in Colombia and Ecuador.

FUEL

2Q25 Financial Summary – Fuel

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	2Q25	2Q24	Var.
Same-station sales (thousands of Ps.)	9,209.5	8,778.5	4.9%
Total Revenues	17,100	16,996	0.6%
Gross Profit	2,147	2,014	6.6%
Gross Profit Margin (%)	12.6	11.9	70 bps
Income from Operations	800	704	13.6%
Income from Operations Margin (%)	4.7	4.1	60 bps
Adjusted EBITDA	1,141	1,027	11.1%
Adjusted EBITDA Margin (%)	6.7	6.0	70 bps

Total revenues increased 0.6% in 2Q25 compared to 2Q24, reflecting a 4.9% average same-station sales increase, driven by 4.2% growth in average volume and 0.6% increase in the average price per liter, offset by a decline in volume in our wholesale business. The OXXO Gas retail network had 559 points of sale as of June 30, 2025.

Gross profit was 12.6% of total revenues, representing a 70-basis point year-on-year expansion, reflecting a slight contraction in cost of sales and the decline in our lower margin wholesale business.

Income from operations represented 4.7% of total revenues and a 13.6% increase, due to higher efficiencies and cost controls. Operating expenses increased 2.8% to Ps. 1,348 million, mainly reflecting lower expenses resulting from ongoing efforts to drive efficiencies and operate with a leaner organization to face the voluntary industry-wide price commitments.

July 28, 2025 | Page 7

FEMSA Retail Operations Summary

Total Revenue Growth (% vs year ago)

2Q25
Proximity Americas
OXXO[1]	2.0%
Mexico	1.4%
OXXO Latam[2]	36.8%

Other Proximity Americas formats
Bara	28.0%
OXXO Brazil[3]	33.8%

Proximity Europe[4]	5.9%
OXXO Gas	0.6%

FEMSA Health[5]	6.7%
Chile[6]	6.3%
Colombia[7]	15.3%
Ecuador[8]	10.1%
Mexico	(16.8)%

1	OXXO Consolidated figures shown in a local currency weighted average. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

Total Unit Growth (% vs year ago)

2Q25
Proximity Americas
OXXO[1]	6.3%
Mexico	5.4%
OXXO Latam[2]	3.2%

Other Proximity Americas formats
Bara	37.0%
OXXO Brazil[3]	14.9%

Proximity Europe[4]	(0.3)%
OXXO Gas	(1.9)

FEMSA Health	(3.9)%
Chile	5.6%
Colombia	15.7%
Ecuador	7.4%
Mexico	(24.8)%

1	Includes Mexico, Latam and US operations.
2	Includes OXXO Colombia, Chile and Perú.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Includes company owned and franchised units.

Same-Store Sales

2Q25
Proximity Americas
OXXO[1]	(0.6)%
Mexico	(1.2)%
OXXO Latam[2]	19.3%

Other Proximity Americas formats
Bara	8.9%
OXXO Brazil[3]	12.8%

Proximity Europe[4]	N.A.
OXXO Gas	4.9%

FEMSA Health[5]	4.8%
Chile[6]	4.6%
Colombia[7]	24.4%
Ecuador[8]	4.2%
Mexico	(8.7)%

1	OXXO Consolidated figures shown in a local currency weighted average. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average. Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.
6	Local currency (CLP). Only Includes retail sales.
7	Local currency (COP). Includes retail sales.
8	Local currency (USD). Includes retail sales.

April 28, 2025 | Page 8

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.7 million users during the quarter to reach 14.5 million total acquired users in 2Q25, compared to 11.8 million users in 2Q24. This represents an increase of 22.9% YoY and a 1.7% compound monthly growth rate. Active users2 represented 64.7% of the total acquired user base representing 18.8% growth YoY and reaching 9.4 million. Total transactions per month increased 28.9%3 during the quarter to reach an average of 73.7 million per month in 2Q25, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.6 million users during the quarter to reach 58.3 million total acquired users in 2Q25, compared to 47.2 million users in 2Q24. This represents an increase of 23.5% YoY and a 1.8% compound monthly growth rate. Active users4 represented 45.7% of the total acquired user base representing 16.9% growth YoY and reaching 26.6 million. The average tender during the quarter was 45.8%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the growth of average monthly transactions in 2Q25 compared to average monthly transactions in 2Q24.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

April 28, 2025 | Page 9

RESULTS FOR THE FIRST SIX MONTHS OF 2025

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2025	2024	Var.	Comp. (A)
Total Revenues	406,812	375,507	8.3%	2.7%
Gross Profit	164,686	150,779	9.2%	4.5%
Gross Profit Margin (%)	40.5%	40.2%	30 bps
Income from Operations	31,368	30,582	2.6%	(3.9)%
Operating Margin (%)	7.7	8.1	(40 bps )
Adjusted EBITDA[1]	54,832	51,919	5.6%	1.5%
Adjusted EBITDA Margin (%)	13.5	13.8	(30 bps)
Consolidated Net Income	14,533	21,450	N.S.

Total revenues increased 8.3%, reflecting growth across all our business units, currency tailwinds, and the consolidation of the results of our US operations.

Gross profit rose by 9.2%. Gross margin increased by 30 basis points to 40.5% of total revenues, reflecting a gross margin expansion at the Proximity Americas and Fuel Divisions. This was partially offset by a margin contraction at the Proximity Europe Division and stable margins at Coca-Cola FEMSA and the Health Division.

Income from operations increased 2.6%. Our consolidated operating margin decreased 40 basis points to 7.7% of total revenues, reflecting margin contractions at Coca-Cola FEMSA and Proximity Americas Division, while the Health, Fuel and Proximity Europe Divisions had stable margins.

Our effective income tax rate was 41.1% for the first six months of 2025, compared to 31.9% in 2024. Our income tax provision was Ps. 9,100 million for the first six months of 2025, reflecting: i) non-deductible tax losses from Spin and non-deductible labor related expenses in Mexico, both of which weighed more heavily given the lower pre-tax profits caused by FX losses relating to our US dollar cash balances; and ii) a one-time non-recurrent payment related to a contingency from 2018. As we have expanded our labor force in Mexico retail and beverages and labor expenses have increased generally, the non-deductible portion of such expenses have grown relatively faster as a percentage of the total. These factors contributed to a higher tax rate during the period.

Net consolidated income was Ps. 14,533 million reflecting a decline of 32.2% compared to 2024 explained by; i) a higher base from the first six months of 2024, which reflected: i) a non-cash foreign exchange gain of Ps. 5,008 million compared to a loss in 2025 of Ps. 3,660 million, related to FEMSA’s U.S. dollar-denominated cash position negatively impacted by the appreciation of the Mexican peso, ii) a higher net interest expense of Ps. 6,281 million, compared to Ps. 3,434 million in 2024 due to lower interest income, and iii) an increase in income taxes as explained above. This result was despite a higher other financial income of Ps. 1,817 million compared to a 337 million expense in the first six months of 2024, reflecting a financial instrument gain of Ps. 1,107 million related to our remaining position in Heineken and a gain in net income from discontinued operations of Ps. 2,333 million from the divestment of our plastics solutions operations.

Net majority income per FEMSA Unit2 was Ps. 2.45 (US$1.30 per ADS).

Capital expenditures amounted to Ps. 17,987 million, a decrease of 1.4% compared to 2024, reflecting lower CAPEX at Proximity Americas, mainly due to reduced investments following the pause in our expansion strategy in Chile and Peru. To a lesser extent, CAPEX was also lower in the Health and Fuel divisions, reflecting the current operating environment in those businesses. These effects were partially offset by higher investments at Coca-Cola FEMSA to expand production and distribution capacity, as well as sustained store expansion in Proximity Americas, particularly in Mexico and Colombia, along with continued investments in core capabilities across our business units.

RECENT DEVELOPMENTS

•	On May 19, 2025, FEMSA announced that, as part of its ongoing efforts and consistent with its capital allocation framework and commitment to enhance capital returns to shareholders, it had entered into a derivative instrument known as an accelerated share repurchase (“ASR”) agreement with a financial institution in the United States of America to repurchase Company’s shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, FEMSA agreed to repurchase from such financial institution an aggregate amount of USD $250 million of its ADS. The ASR contemplated an initial delivery of 483,559 FEMSA ADSs on May 20, 2025.

The total number of shares ultimately repurchased under the ASR agreement was based on the daily volume-weighted average price of the Company’s ADS during the term of the agreement, less a discount. The ASR was completed with the final delivery of shares received on July 21 and 22. The Company repurchased a total of 2,439,936 ADSs at an average price of USD $102.46 per ADR, for a total amount of USD $250 million.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2025 was 3,469,469,527, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2025 | Page 10

•	On July 1, 2025, FEMSA announced the closing of its divestiture, previously announced on October 10, 2024, of certain of its logistics operations doing business as Solistica, to Grupo Traxión, S.A.B. de C.V. (BMV: TRAXIONA), a transportation and logistics company based in Mexico. The transaction includes FEMSA’s transportation management operations in Mexico, as well as its contract logistics operations in Mexico, Colombia, and Brazil. The transaction does not include FEMSA’s LTL (less-than-truckload) operations in Brazil.

Total consideration for this transaction was $4,040 million Mexican pesos, on a cash-free, debt-free basis.

CONFERENCE CALL INFORMATION

Our Second quarter 2025 Conference Call will be held on: Monday, July 28, 2025, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/5pc7rawp/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

July 28, 2025 | Page 11

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2025, which was 18.8292 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2025, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2025, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2025, or on our internal control over financial reporting as of December 31, 2025. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Ten pages of tables to follow

July 28, 2025 | Page 12

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	211,364	100.0	198,744	100.0	6.3	2.2	406,812	100.0	375,507	100.0	8.3	2.7
Cost of sales	125,442	59.3	116,305	58.5	7.9		242,126	59.5	224,728	59.8	7.7
Gross profit	85,922	40.7	82,440	41.5	4.2	0.0	164,686	40.5	150,779	40.2	9.2	4.5
Administrative expenses	10,262	4.9	9,476	4.8	8.3		20,214	5.0	17,840	4.8	13.3
Selling expenses	58,147	27.5	55,170	27.8	5.4		113,460	27.9	101,969	27.2	11.3
Other operating expenses (income), net (1)	(318)	(0.2)	168	0.1	N.S.		(356)	(0.1)	388	0.1	N.S.
Income from operations (2)	17,832	8.4	17,626	8.9	1.2	(1.5)	31,368	7.7	30,582	8.1	2.6	(3.9)
Other non-operating expenses (income)	269		137		96.4		1,100		624		76.3
Interest expense	5,301		5,599		(5.3)		10,464		10,271		1.9
Interest income	2,051		4,136		(50.4)		4,183		6,837		(38.8)
Interest expense, net	3,250		1,463		N.S.		6,281		3,434		N.S.
Foreign exchange loss (gain)	4,102		(6,131)		N.S.		3,660		(5,008)		N.S.
Other financial expenses (income), net	(633)		46		N.S.		(1,817)		337		N.S.
Financing expenses, net	6,719		(4,622)		N.S.		8,124		(1,237)		N.S.
Income before income tax and participation in associates results	10,844		22,110		(51.0)		22,144		31,195		(29.0)
Income tax	4,339		6,555		(33.8)		9,100		9,936		(8.4)
Participation in associates results (3)	(756)		(300)		N.S.		(844)		(334)		N.S.
Continued Operations net income (Loss)	5,749		15,255		(62.3)		12,200		20,925		(41.7)
Discontinued Operations net income (Loss)	(157)		414		N.S		2,333		525		N.S.
Consolidated net income (Loss)	5,593		15,669		(64.3)		14,533		21,450		(32.2)
Net majority income	2,712		10,283		(73.6)		8,516		15,457		(44.9)
Net minority income	2,881		5,386		(46.5)		6,017		5,993		0.4

Operative Cash Flow & CAPEX	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Income from operations	17,832	8.4	17,626	8.9	1.2	(1.5)	31,368	7.7	30,582	8.1	2.6	(3.9)
Depreciation	9,893	4.7	8,496	4.3	16.4		19,609	4.8	16,827	4.5	16.5
Amortization & other non-cash charges	1,864	0.9	2,492	1.3	(25.2)		3,855	0.9	4,509	1.2	(14.5)
Adjusted EBITDA	29,589	14.0	28,614	14.4	3.4	(0.3)	54,832	13.5	51,919	13.8	5.6	1.5
CAPEX	9,203		10,672		(13.8)		17,987		18,242		(1.4)

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

July 28, 2025 | Page 13

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Jun-25	Dec-24	% Inc.
Cash and cash equivalents	129,825	139,834	(7.2)
Investments	32,485	43,212	(24.8)
Accounts receivable	42,083	43,192	(2.6)
Inventories	66,606	67,464	(1.3)
Other current assets	39,426	34,214	15.2
Current Assets Available for sale	12,834	14,395	(10.8)
Total current assets	323,259	342,311	(5.6)
Investments in shares	27,088	28,697	(5.6)
Property, plant and equipment, net	182,186	177,511	2.6
Right of use	99,367	97,960	1.4
Intangible assets (1)	146,503	146,336	0.1
Other assets	52,639	58,721	(10.4)

TOTAL ASSETS	831,042	851,536	(2.4)%

LIABILITIES & STOCKHOLDERS’ EQUITY	Jun-25	Dec-24	% Inc.
Bank loans	5,885	3,775	55.9
Current maturities of long-term debt	13,464	2,947	N.S.
Interest payable	1,606	1,802	(10.9)
Current maturities of long-term leases	15,462	13,796	12.1
Operating liabilities	198,290	173,658	14.2
Short term liabilities available for sale	6,665	6,952	(4.1)
Total current liabilities	241,372	202,930	18.9
Long-term debt (2)	136,215	141,482	(3.7)
Long-term leases	94,455	94,299	0.2
Laboral obligations	9,121	8,968	1.7
Other liabilities	24,829	22,726	9.3
Total liabilities	505,992	470,405	7.6
Total stockholders’ equity	325,050	381,131	(14.7)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	831,042	851,536	(2.4)

	June 30, 2025
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	49.0%	9.1%
U.S. Dollars	30.9%	3.5%
Euros	7.2%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	2.0%	9.2%
Argentine pesos	0.3%	40.8%
Brazilian reais	9.5%	10.9%
Chilean pesos	1.1%	6.4%
Total debt	100.0%	7.1%

Fixed rate (2)	81.8%
Variable rate (2)	18.2%

DEBT MATURITY PROFILE	2025	2026	2027	2028	2029	2030+
% of Total Debt	4.5%	10.7%	7.8%	10.7%	3.7%	62.6%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

July 28, 2025 | Page 14

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended June 30, 2025
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF
Proximity Americas & Europe	2,675	-	2,675
Fuel	211	-	211
Health Division	415	-	415
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	2,830	(2,830)	-
Other[2]	(448)	-	(448)
FEMSA Consolidated	5,683	(2,830)	2,853

Dividends Received[3]	-	326	326

FEMSA Consolidated ex-KOF	5,683	(2,505)	3,179

	As of June 30, 2025
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	6,648	-	6,648
Coca-Cola FEMSA Cash & Equivalents	1,972	(1,972)	-
Cash & Equivalents	8,620	(1,972)	6,648

Financial Debt[4]	3,932	-	3,932
Coca-Cola FEMSA Financial Debt	4,330	(4,330)	-
Lease Liabilities	5,679	-	5,679
Coca-Cola FEMSA Lease Liabilities	158	(158)	-
Debt	14,099	(4,488)	9,612

FEMSA Net Debt	5,479	(2,515)	2,964

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for June 30, 2025 which was 18.8292 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Spin), FEMSA corporate expenses, and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$322 mm and EUR$3 mm from Heineken during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

July 28, 2025 | Page 15

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported
Total Shares Outstanding(1)
FEMSA Units Outstanding(1)	3,469,469,527

	YTD	2Q25
Net majority income	8,516	2,712

# FEMSA Units Outstanding(1)	3,469,469,527

EPS (Mxn Ps. / Unit)	2.45	0.78

Proforma
Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)	3,469,469,527

Shares in Treasury
FEMSA Units Outstanding(1)	10,184,748

	YTD	2Q25
Net majority income	8,516	2,712

# FEMSA Units Outstanding	3,459,284,779

EPS (Mxn Ps. / Unit)	2.46	0.78

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.
(2) At our Shareholders meeting held on April 11 of 2025, the cancellation of the shares acquired from the stock repurchase program during the period from November 2023 to March 2025 was approved. The total FEMSA Units Cancelled are for the amount of 108,756,743 units. This includes 102,201,323 from November 2023 to December 2024, as well as 6.555,420 units bought during the current year from January 2025 to March 2025.

July 28, 2025 | Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	83,958	100.0	78,526	100.0	6.9	2.0	158,844	100.0	148,611	100.0	6.9	1.7
Cost of sales	46,944	55.9	43,899	55.9	6.9		89,450	56.3	84,562	56.9	5.8
Gross profit	37,014	44.1	34,627	44.1	6.9	4.3	69,394	43.7	64,049	43.1	8.3	5.7
Administrative expenses	2,514	3.0	2,082	2.7	20.7		4,849	3.1	3,772	2.5	28.5
Selling expenses	26,867	32.0	24,691	31.4	8.8		52,396	33.0	47,355	31.9	10.6
Other operating expenses (income), net	94	0.1	96	0.1	(2.9)		221	0.1	186	0.1	18.3
Income from operations	7,540	9.0	7,757	9.9	(2.8)	(3.1)	11,929	7.5	12,735	8.6	(6.3)	(10.8)
Depreciation	3,879	4.6	3,440	4.4	12.8		7,700	4.8	6,772	4.6	13.7
Amortization & other non-cash charges	389	0.5	549	0.7	(29.0)		803	0.5	936	0.6	(14.2)
Adjusted EBITDA	11,809	14.1	11,746	15.0	0.5	(0.4)	20,432	12.9	20,443	13.8	(0.1)	(4.0)
CAPEX	3,722		4,749		(21.6)		6,681		8,020		(16.7)

Information of OXXO Stores
Total stores							25,180		23,680		6.3%
Stores Mexico							23,876		22,658		5.4%
Stores LATAM							1,055		1,022		3.2%
Stores USA							249		-		-

Net new convenience stores:
vs. Last quarter	334		390		(14.4)
Year-to-date	718		814		(11.8)
Last-twelve-months	1,500		1,621		(7.5)

Same-store data: (1)
Sales (thousands of pesos)	1,023.5		1,028.0		(0.4)		971.5		982.3		(1.1)
Traffic (thousands of transactions)	17.1		18.3		(6.6)		16.6		17.7		(6.6)
Ticket (pesos)	59.7		56.0		6.6		58.7		55.4		(5.9)

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 28, 2025 | Page 17

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	15,065	100.0	11,466	100.0	31.4	5.9	27,974	100.0	22,405	100.0	24.9	3.5
Cost of sales	8,832	58.6	6,502	56.7	35.8		16,310	58.3	12,711	56.7	28.3
Gross profit	6,233	41.4	4,964	43.3	25.6	1.2	11,664	41.7	9,694	43.3	20.3	(0.3)
Administrative expenses	961	6.4	826	7.2	16.3		1,863	6.7	1,675	7.5	11.2
Selling expenses	4,628	30.7	3,700	32.3	25.1		8,832	31.6	7,220	32.2	22.3
Other operating expenses (income), net	(43)	(0.3)	(8)	(0.1)	475.6		(50)	(0.2)	(34)	(0.2)	47.6
Income from operations	688	4.6	445	3.9	54.4	24.0	1,019	3.6	833	3.7	22.3	0.6
Depreciation	1,384	9.2	1,108	9.7	24.9		2,703	9.7	2,228	9.9	21.4
Amortization & other non-cash charges	107	0.7	112	1.0	(4.9)		207	0.7	275	1.2	(24.8)
Adjusted EBITDA	2,179	14.5	1,666	14.5	30.8	5.2	3,929	14.0	3,336	14.9	17.8	(2.4)
CAPEX	356		288		23.4		611		669		(8.7)

(A) refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2025 | Page 18

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	21,850	100.0	18,894	100.0	15.6	6.7	43,822	100.0	37,048	100.0	18.3	6.8
Cost of sales	15,354	70.3	13,175	69.7	16.5		30,873	70.5	26,103	70.5	18.3
Gross profit	6,496	29.7	5,719	30.3	13.6	4.5	12,949	29.5	10,945	29.5	18.3	6.5
Administrative expenses	953	4.4	1,181	6.2	(19.3)		2,096	4.8	2,125	5.7	(1.4)
Selling expenses	4,734	21.7	3,773	20.0	25.5		9,279	21.2	7,442	20.1	24.7
Other operating expenses (income), net	(10)	(0.0)	(10)	(0.1)	(2.8)		(13)	(0.0)	1	0.0	N.S,
Income from operations	819	3.8	775	4.1	5.7	(5.2)	1,585	3.6	1,376	3.7	15.2	2.2
Depreciation	895	4.1	686	3.6	30.6		1,834	4.2	1,532	4.1	19.7
Amortization & other non-cash charges	267	1.2	235	1.2	13.6		542	1.2	517	1.4	4.9
Adjusted EBITDA	1,981	9.1	1,696	9.0	16.9	3.7	3,962	9.0	3,425	9.2	15.7	2.8
CAPEX	356		391		(8.9)		613		559		9.6

Information of Stores
Total stores							4,321		4,496		-3.9
Stores Mexico							1,311		1,743		-24.8
Stores South America							3,010		2,753		9.3

Net new stores:
vs. Last quarter	(273)		56		N.S.
Year-to-date	(340)		22		N.S.
Last-twelve-months	(175)		229		N.S.

Same-store data: (1)
Sales (thousands of pesos)	1,029.0		909.6		13.1		1,002.6		877.0		14.3
Same-store data(2)
Sales (currency-neutral)					4.8
Mexico					(8.7)
Chile					4.6
Colombia					24.4
Ecuador					4.2

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

(2) Currency Neutral monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

July 28, 2025 | Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	17,100	100.0	16,996	100.0	0.6	N.A.	32,338	100.0	31,959	100.0	1.2	N.A.
Cost of sales	14,953	87.4	14,981	88.1	(0.2)		28,374	87.7	28,205	88.3	0.6
Gross profit	2,147	12.6	2,014	11.9	6.6	N.A.	3,964	12.3	3,754	11.7	5.6	N.A.
Administrative expenses	57	0.3	82	0.5	(30.5)		169	0.5	187	0.6	(9.5)
Selling expenses	1,283	7.5	1,234	7.3	4.0		2,525	7.8	2,349	7.4	7.5
Other operating expenses (income), net	8	0.0	(5)	(0.0)	(250.0)		13	0.0	(17)	(0.1)	(176.1)
Income from operations	800	4.7	704	4.1	13.6	N.A.	1,256	3.9	1,234	3.9	1.8	N.A.
Depreciation	259	1.5	249	1.5	4.2		519	1.6	492	1.5	5.7
Amortization & other non-cash charges	82	0.5	74	0.4	11.0		165	0.5	140	0.4	17.8
Adjusted EBITDA	1,141	6.7	1,027	6.0	11.1		1,941	6.0	1,866	5.8	4.0
CAPEX	10		86		(88.6)		56		94		(41.0)

Information of OXXO GAS Service Stations
Total service stations							559		570		(1.9)
Net new service stores:
vs. Last quarter	(3)		0		N.S.
Year-to-date	(12)		(1)		N.S.
Last-twelve-months	(11)		0		N.S.
Volume (millions of liters) total stations	689		662		3.9
Same-station data: (1)
Sales (thousands of pesos)	9,209.5		8,778.5		4.9		8,740.0		8,308.3		5.2%
Volume (thousands of liters)	419.3		402.3		4.2		393.8		386.0		2.0%
Average price per liter	22.0		21.8		0.6		22.2		21.5		3.1%

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

July 28, 2025 | Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	72,917	100.0	69,456	100.0	5.0	2.4	142,703	100.0	133,685	100.0	6.7	3.3
Cost of sales	39,875	54.7	37,495	54.0	6.3		77,987	54.6	73,124	54.7	6.6
Gross profit	33,042	45.3	31,961	46.0	3.4	0.9	64,716	45.4	60,561	45.3	6.9	3.5
Administrative expenses	3,957	5.4	3,539	5.1	11.8		7,549	5.3	6,703	5.0	12.6
Selling expenses	19,722	27.0	18,081	26.0	9.1		38,480	27.0	34,735	26.0	10.8
Other operating expenses (income), net	(404)	(0.6)	595	0.9	(167.9)		(299)	(0.2)	742	0.6	(140.3)
Income from operations	9,767	13.4	9,746	14.0	0.2	(2.6)	18,986	13.3	18,380	13.7	3.3	0.3
Depreciation	3,160	4.3	2,657	3.8	18.9		6,259	4.4	5,219	3.9	19.9
Amortization & other non-cash charges	461	0.6	1,519	2.2	(69.7)		1,339	0.9	2,349	1.8	(43.0)
Adjusted EBITDA	13,388	18.4	13,922	20.0	(3.8)	(6.3)	26,584	18.6	25,949	19.4	2.4	(0.5)
CAPEX	5,419		5,410		0.2		9,640		8,733		10.4	3.3

Sales Volumes
(Millions of unit cases)
Mexico and Central America	636.9	61.5	695.6	63.5	(8.4)		1,190.2	58.9	1,275.4	60.6	(6.7)
South America	133.1	12.9	130.8	11.9	1.8		271.0	13.4	271.4	12.9	(0.2)
Brazil	265.3	25.6	269.4	24.6	(1.5)		560.6	27.7	557.6	26.5	0.5
Total	1,035.3	100.0	1,095.8	100.0	(5.5)		2,021.8	100.0	2,104.4	100.0	(3.9)

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2025 | Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2025	LTM (1) Jun-25	Jun-25		Jun-24
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.99%	4.51%	18.89	1.0000	18.38	1.0000
Colombia	0.98%	5.08%	4,069.67	0.0046	4,148.04	0.0044
Brazil	0.43%	5.35%	5.46	3.4621	5.56	3.3059
Argentina	2.73%	39.63%	1,205.00	0.0157	912.00	0.0202
Chile	0.35%	4.43%	933.42	0.0202	944.34	0.0195
Euro Zone	-0.14%	1.63%	0.86	22.0808	0.93	19.6711

(1) LTM = Last twelve months.

July 28, 2025 | Page 22

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Agustin Bolio | agustin.bolio@kof.com kofmxinves@kof.com

Información de uso interno

Mexico City, July 23, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2025.

SECOND QUARTER HIGHLIGHTS

•	Volume declined 5.5%.
•	Revenue increased 5.0%, on a currency neutral basis revenue grew 2.4%.
•	Operating income remained flat; on a currency neutral basis operating income decreased 2.6%.
•	Majority net income decreased 5.3%.
•	Earnings per share[1] were Ps. 0.32 (Earnings per unit were Ps. 2.53 and per ADS were Ps. 25.29.).
•	Reached 8 times more active users in the latest version of Juntos+ v 4.0, versus the previous year.
•	The Company issued a successful transaction of senior notes for a total amount of US$500 million due 2035. These notes were priced at attractive spreads and coupon reflecting strong international investment grade dedicated investor demand, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile.

FIRST SIX MONTHS HIGHLIGHTS

•	Volume declined 3.9%.
•	Revenue increased 6.7%, on a currency neutral basis revenue grew 5.4%.
•	Operating income increased 3.3%, on a currency neutral basis operating income grew 0.7%.
•	Majority net income decreased 1.4%.
•	Earnings per share[1] were Ps. 0.62 (Earnings per unit were Ps. 4.97 and per ADS were Ps. 49.74.).

FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q25	YTD 2025	2Q25	YTD 2025	2Q25	YTD 2025	2Q25	YTD 2025
	Consolidated	5.0%	6.7%	3.4%	6.9%	0.2%	3.3%	(5.3)%	(1.4)%
As Reported	Mexico & Central America	0.5%	2.5%	(2.5)%	1.1%	(6.3)%	(5.7)%
	South America	13.2%	13.7%	16.2%	17.9%	19.6%	24.9%

	Consolidated	2.4%	5.4%	0.9%	5.3%	(2.6)%	0.7%
Comparable (2)	Mexico & Central America	(1.9)%	(0.7)%	(4.8)%	(1.9)%	(8.6)%	(8.8)%
	South America	10.3%	15.7%	13.1%	19.7%	14.9%	24.0%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“During the second quarter, we navigated a challenging environment marked by a softer macroeconomic backdrop in Mexico and adverse weather conditions in Mexico and Brazil. However, despite a tougher than expected first half of the year, we are encouraged by our improved competitive position, and we maintain our long-term perspectives unchanged. As we look ahead to the second half of the year, we will make learnings and adjustments to our plans that will deliver long-term value. Importantly, we will continue investing in capacity and capabilities to support our future growth.

While the current operating environment remains complex, we are confident in our resilient profile and in the several initiatives we are implementing across our markets—from commercial, financial, and supply chain. We are leveraging our capabilities and our strong partnership with The Coca-Cola Company to deliver long-term sustainable growth for all our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 2 of 17
July 23, 2025

RECENT DEVELOPMENTS

•	On May 1, 2025, Coca-Cola FEMSA issued senior notes for a total amount of US$500 million principal amount of senior notes due 2035. The Company priced the notes at US 10 Year Treasury +93 basis points and a coupon of 5.100%. The transaction was closed on May 6, 2025, and received broad participation from investment grade dedicated investors, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile. KOF intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the funding of working capital and capital expenditures, and the repayment of indebtedness

•	On July 16, 2025, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,865.5 million.

•	Coca-Cola FEMSA has been included in the FTSE4Good sustainability indices for the tenth consecutive year, achieving a score of 3.9 out of 5.0—an improvement from last reported score of 2.9. This performance demonstrates progress across all evaluated categories and enhanced transparency in our integrated report, positioning the company above the consumer goods industry and beverage subsector averages.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 3 of 17
July 23, 2025

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2025	2Q 2024	Δ%	Δ%
Total revenues	72,917	69,456	5.0%	2.4%
Gross profit	33,042	31,961	3.4%	0.9%
Operating income	9,767	9,746	0.2%	(2.6)%
Adj. EBITDA (2)	13,388	13,922	(3.8)%	(6.3)%

Volume decreased 5.5% to 1,035.3 million unit cases, driven mainly by volume declines in Mexico, Brazil, Colombia, and Panama. These declines were partially offset by volume increases in Argentina, Uruguay, Guatemala, and Nicaragua.

Total revenues increased 5.0% to Ps. 72,917 million. This increase was driven mainly by revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 2.4%.

Gross profit increased 3.4% to Ps. 33,042 million, and gross margin contracted 70 basis points to 45.3%. This contraction was driven mainly by lower operating leverage, unfavorable mix effects, and higher fixed costs such as labor, coupled with the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and raw material hedging initiatives. Excluding currency translation effects, gross profit increased 0.9%.

Operating income increased 0.2% to Ps. 9,767 million, and operating margin contracted 60 basis points to 13.4%. This margin contraction was driven mainly by higher operating expenses such as labor and maintenance, coupled with an increase in marketing and depreciation. These effects were partially offset by cost and expense efficiencies, an operating foreign exchange gain, and lower freight expenses. Excluding currency translation effects, operating income decreased 2.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 4 of 17
July 23, 2025

Comprehensive financing result recorded an expense of Ps. 1,189 million, compared to an expense of Ps. 885 million in the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 1,475 million as compared to Ps. 1,157 million in the same period of the previous year driven by higher interest expenses mainly related to the U.S. dollar-denominated bond due 2035 issued during the second quarter, coupled with an increase in interest rates in Brazil and new financing in Colombia.

In addition, we recognized a lower foreign exchange gain of Ps. 55 million in the second quarter of 2025 as compared to a gain of Ps. 177 million in the same period of the previous year. The gain this year was driven mainly by the quarterly appreciation of the Mexican Peso as applied to our U.S. dollar-denominated net debt position. This effect was partially offset by the quarterly appreciation of the Brazilian Real as applied to our U.S. dollar-denominated cash position in Brazil.

On the other hand, we recorded a higher gain in financial instruments of Ps. 154 million, as compared to Ps. 61 million recorded in the same period of the previous year, and a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 77 million as compared to a gain of Ps. 34 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 36.2% as compared to 34.9% during the same period of 2024. This increase was driven mainly by non-recurring effects from previous fiscal years coupled with non-creditable taxes.

Net income attributable to equity holders of the company was Ps. 5,312 million as compared to Ps. 5,608 million during the same period of the previous year. This decrease was driven mainly by the increase in the comprehensive financing results. Earnings per share1 were Ps. 0.32 (Earnings per unit were Ps. 2.53 and per ADS were Ps. 25.29.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 5 of 17
July 23, 2025

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2025	YTD 2024	Δ%	Δ%
Total revenues	142,703	133,685	6.7%	5.4%
Gross profit	64,716	60,561	6.9%	5.3%
Operating income	18,986	18,380	3.3%	0.7%
Adj. EBITDA (2)	26,584	25,949	2.4%	1.3%

Volume decreased 3.9% to 2,021.8 million unit cases, driven mainly by volume declines in Mexico and Colombia. These declines were partially offset by increases in Argentina, Uruguay, and Guatemala and a flattish performance in Brazil.

Total revenues increased 6.7% to Ps. 142,703 million. This increase was driven mainly by revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 5.4%.

Gross profit increased 6.9% to Ps. 64,716 million, and gross margin expanded 10 basis points to 45.4%. This performance was driven mainly by lower sweetener costs, top-line growth, and raw material hedging initiatives. These effects were partially offset by higher fixed costs, such as labor, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 5.3%.

Operating income increased 3.3% to Ps. 18,986 million, and operating margin contracted 40 basis points to 13.3%. This margin contraction was driven mainly by lower operating leverage, driven by an increase in expenses such as labor, maintenance, marketing, and depreciation. These effects were partially offset by lower freight expenses. Excluding currency translation effects, operating income increased 0.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 6 of 17
July 23, 2025

Comprehensive financing result recorded an expense of Ps. 2,308 million, compared to an expense of Ps. 2,080 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 2,749 million as compared to Ps. 2,341 million in the same period of the previous year as a result of higher interest expense mainly driven by our U.S. dollar-denominated bond due 2035 issued during the second quarter, coupled with an increase in interest rates in Brazil and new financing in Argentina and Colombia.

In addition, we recognized a foreign exchange loss of Ps. 1 million as compared to a gain of Ps. 204 million in the same period of the previous year, this gain in the previous year was driven mainly by the appreciation of the Brazilian Real and the Mexican Peso as applied to our U.S. dollar-denominated cash position during the same period of the previous year.

These effects were partially offset by a higher gain in financial instruments of Ps. 288 million as compared to a gain of Ps. 15 million in the same period of the previous year, resulting from a decrease in the floating interest rate as compared to the previous year.

Finally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 154 million as compared to a gain of Ps. 42 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 34.8% as compared to 32.9% during the same period of 2024. This increase was driven mainly by non-recurring effects from previous fiscal years coupled with non-creditable taxes and inflationary effects.

Net income attributable to equity holders of the company was Ps. 10,450 million as compared to Ps 10,598 million during the same period of the previous year. This decrease was driven mainly by higher comprehensive financing result and higher income taxes that were partially offset by a slight increase in our operating income. Earnings per share1 were Ps. 0.62 (Earnings per unit were Ps. 4.97 and per ADS were Ps. 49.74).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 7 of 17
July 23, 2025

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2025	2Q 2024	Δ%	Δ%
Total revenues	45,306	45,067	0.5%	(1.9)%
Gross profit	21,404	21,948	(2.5)%	(4.8)%
Operating income	6,829	7,291	(6.3)%	(8.6)%
Adj. EBITDA (2)	8,926	9,882	(9.7)%	(11.8)%

Volume declined 8.4%, driven by volume decreases in Mexico and Panama that were partially offset by volume growth in Guatemala, Nicaragua, and Costa Rica. This volume decline was driven mainly by unfavorable weather conditions and a challenging comparison base from the previous year.

Total revenues increased 0.5% to Ps. 45,306 million. This performance was driven mainly by revenue management initiatives and the favorable currency translation effect from all our operating currencies into Mexican pesos, which were offset by a volume decline. Excluding currency translation effects, total revenues decreased 1.9%.

Gross profit decreased 2.5% to Ps. 21,404 million, and gross margin contracted 150 basis points to 47.2%. This margin contraction was driven mainly by unfavorable mix effects and higher fixed costs such as labor, coupled with the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and raw material hedging initiatives. Excluding currency translation effects, gross profit decreased 4.8%.

Operating income decreased 6.3% to Ps. 6,829 million, and operating margin contracted 110 basis points to 15.1%. This margin contraction was driven mainly by lower operating leverage, coupled with an increase in expenses such as labor, maintenance, marketing, and depreciation. These effects were partially offset by a decrease in freight expenses and operating foreign exchange gain. Excluding currency translation effects, operating income decreased 8.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 8 of 17
July 23, 2025

SOUTH AMERICA DIVISION Second QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2025	2Q 2024	Δ%	Δ%
Total revenues	27,611	24,389	13.2%	10.3%
Gross profit	11,639	10,014	16.2%	13.1%
Operating income	2,937	2,455	19.6%	14.9%
Adj. EBITDA (2)	4,462	4,040	10.4%	7.3%

Volume declined 0.5% to 398.4 million unit cases, driven mainly by volume declines in Brazil and Colombia that were partially offset by volume growth in Argentina and Uruguay.

Total revenues increased 13.2% to Ps. 27,611 million. This increase was driven mainly by revenue management initiatives, a favorable mix, and a favorable currency translation effect into Mexican pesos. Excluding currency translation effects, total revenues increased 10.3%.

Gross profit increased 16.2% to Ps. 11,639 million, and gross margin expanded 110 basis points to 42.2%. This expansion was driven mainly by top-line growth, coupled with a decrease in raw material costs, such as sweeteners, and cost efficiencies, which were partially offset by the currency depreciation in all our operating currencies as compared to the U.S. dollar. Excluding currency translation effects, gross profit increased 13.1%.

Operating income increased 19.6% to Ps. 2,937 million, resulting in an operating margin expansion of 50 basis points to 10.6%. This increase was driven mainly by an increase in our gross profit, partially offset by higher expenses such as labor and marketing. Excluding currency translation effects, operating income increased 14.9%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 9 of 17
July 23, 2025

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average appreciation of most of the currencies used in our main operations relative to the Mexican peso in the second quarter of 2025, as compared to the same period of 2024, we had a favorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 10 of 17
July 23, 2025

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 11 of 17
July 23, 2025

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,131.9		6,372.8		-3.8%	-3.8%	12,053.7		12,330.8		-2.2%	-2.2%
Volume (million unit cases)	1,035.3		1,095.8		-5.5%	-5.5%	2,021.8		2,104.4		-3.9%	-3.9%
Average price per unit case	68.65		61.89		10.9%		68.63		61.77		11.1%
Net revenues	72,852		69,297		5.1%		142,556		133,359		6.9%
Other operating revenues	65		159		-59.2%		147		326		-55.0%
Total revenues (2)	72,917	100.0%	69,456	100.0%	5.0%	2.4%	142,703	100.0%	133,685	100.0%	6.7%	5.4%
Cost of goods sold	39,875	54.7%	37,495	54.0%	6.3%		77,987	54.6%	73,124	54.7%	6.6%
Gross profit	33,042	45.3%	31,961	46.0%	3.4%	0.9%	64,716	45.4%	60,561	45.3%	6.9%	5.3%
Operating expenses	23,679	32.5%	21,621	31.1%	9.5%		46,029	32.3%	41,438	31.0%	11.1%
Other operative expenses, net	(291)	-0.4%	672	1.0%	NA		(109)	-0.1%	864	0.6%	NA
Operative equity method (gain) loss in associates(3)	(112)	-0.2%	(78)	-0.1%	43.8%		(190)	-0.1%	(122)	-0.1%	56.1%
Operating income (5)	9,767	13.4%	9,746	14.0%	0.2%	-2.6%	18,986	13.3%	18,380	13.7%	3.3%	0.7%
Other non operative expenses, net	99	0.1%	63	0.1%	56.6%		125	0.1%	(27)	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	(54)	-0.1%	45	0.1%	NA		(130)	-0.1%	58	0.0%	NA
Interest expense	2,101		1,836		14.5%		3,963		3,648		8.6%
Interest income	626		678		-7.7%		1,214		1,307		-7.1%
Interest expense, net	1,475		1,157		27.5%		2,749		2,341		17.5%
Foreign exchange loss (gain)	(55)		(177)		-68.8%		1		(204)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(77)		(34)		125.6%		(154)		(42)		267.5%
Market value (gain) loss on financial instruments	(154)		(61)		151.3%		(288)		(15)		1860.7%
Comprehensive financing result	1,189		885		34.4%		2,308		2,080		11.0%
Income before taxes	8,532		8,752		-2.5%		16,684		16,269		2.5%
Income taxes	3,029		3,044		-0.5%		5,691		5,329		6.8%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,503		5,709		-3.6%		10,993		10,941		0.5%
Net income attributable to equity holders of the company	5,312	7.3%	5,608	8.1%	-5.3%	-8.1%	10,450	7.3%	10,598	7.9%	-1.4%	-5.9%
Non-controlling interest	191	0.3%	101	0.1%	89.2%		543	0.4%	342	0.3%	58.7%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,767	13.4%	9,746	14.0%	0.2%	-2.6%	18,986	13.3%	18,380	13.7%	3.3%	0.7%
Depreciation	3,160		2,657		18.9%		6,259		5,219		19.9%
Amortization and other operative non-cash charges	461		1,519		-69.6%		1,339		2,349		-43.0%
Adj. EBITDA (5)(6)	13,388	18.4%	13,922	20.0%	-3.8%	-6.3%	26,584	18.6%	25,949	19.4%	2.4%	1.3%
CAPEX(8)	5,404		5,512		-2.0%		9,632		8,693		10.8%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)	As of June 30, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 9,985 million.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 12 of 17
July 23, 2025

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,279.8		3,565.3		-8.0%	-8.0%	6,182.9		6,584.4		-6.1%	-6.1%
Volume (million unit cases)	636.9		695.6		-8.4%	-8.4%	1,190.2		1,275.4		-6.7%	-6.7%
Average price per unit case	70.42		64.48		9.2%		70.73		64.68		9.4%
Net revenues	45,297		45,078				84,959		82,922
Other operating revenues	9		(11)				16		(11)
Total Revenues (2)	45,306	100.0%	45,067	100.0%	0.5%	-1.9%	84,975	100.0%	82,911	100.0%	2.5%	-0.7%
Cost of goods sold	23,902	52.8%	23,119	51.3%			44,686	52.6%	43,075	52.0%
Gross profit	21,404	47.2%	21,948	48.7%	-2.5%	-4.8%	40,289	47.4%	39,836	48.0%	1.1%	-1.9%
Operating expenses	14,973	33.0%	14,241	31.6%			28,334	33.3%	26,354	31.8%
Other operative expenses, net	(320)	-0.7%	478	-0.1%			(163)	-0.2%	597	0.7%
Operative equity method (gain) loss in associates (3)	(79)	-0.2%	(62)	-0.1%			(110)	-0.1%	(88)	-0.1%
Operating income (4)	6,829	15.1%	7,291	16.2%	-6.3%	-8.6%	12,229	14.4%	12,972	15.6%	-5.7%	-8.8%
Depreciation, amortization & other operating non-cash charges	2,096	4.6%	2,591	5.8%			4,605	5.4%	4,654	5.6%
Adj. EBITDA (4)(5)	8,926	19.7%	9,882	21.9%	-9.7%	-11.8%	16,834	19.8%	17,626	21.3%	-4.5%	-7.6%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, among others.

(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,852.1		2,807.5		1.6%	1.6%	5,870.8		5,746.4		2.2%	2.2%
Volume (million unit cases)	398.4		400.2		-0.5%	-0.5%	831.6		829.0		0.3%	0.3%
Average price per unit case	65.81		57.39		14.7%		65.63		57.29		14.6%
Net revenues	27,554		24,219				57,596		50,437
Other operating revenues	56		171				131		337
Total Revenues (2)	27,611	100.0%	24,389	100.0%	13.2%	10.3%	57,727	100.0%	50,774	100.0%	13.7%	15.7%
Cost of goods sold	15,972	57.8%	14,375	58.9%			33,301	57.7%	30,049	59.2%
Gross profit	11,639	42.2%	10,014	41.1%	16.2%	13.1%	24,427	42.3%	20,725	40.8%	17.9%	19.7%
Operating expenses	8,705	31.5%	7,380	30.3%			17,695	30.7%	15,083	29.7%
Other operative expenses, net	28	0.1%	195	0.8%			54	0.1%	267	0.5%
Operative equity method (gain) loss in associates (3)	(32)	-0.1%	(16)	-0.1%			(80)	-0.1%	(34)	-0.1%
Operating income (4)	2,937	10.6%	2,455	10.1%	19.6%	14.9%	6,757	11.7%	5,408	10.7%	24.9%	24.0%
Depreciation, amortization & other operating non-cash charges	1,525	5.5%	1,585	6.5%			2,993	5.2%	2,915	5.7%
Adj. EBITDA (4)(5)	4,462	16.2%	4,040	16.6%	10.4%	7.3%	9,750	16.9%	8,323	16.4%	17.1%	21.3%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos, among others.

(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 13 of 17
July 23, 2025

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Jun-25	Dec-24	% Var.
Current Assets
Cash, cash equivalents and marketable securities	37,139	32,779	13%
Total accounts receivable	15,943	18,620	-14%
Inventories	14,985	14,059	7%
Other current assets	10,465	9,675	8%
Total current assets	78,531	75,132	5%
Non-Current Assets	-	-
Property, plant and equipment	166,786	161,785	3%
Accumulated depreciation	(64,237)	(62,404)	3%
Total property, plant and equipment, net	102,549	99,381	3%
Right of use assets	2,746	2,989	-8%
Investment in shares	10,738	10,233	5%
Intangible assets and other assets	103,142	101,876	1%
Other non-current assets	16,155	18,375	-12%
Total Assets	313,860	307,986	2%

Liabilities & Equity	Jun-25	Dec-24	% Var.
Current Liabilities
Short-term bank loans and notes payable	3,755	3,314	13%
Suppliers	29,271	33,773	-13%
Short-term leasing Liabilities	876	889	-1%
Other current liabilities	36,489	29,195	25%
Total current liabilities	70,391	67,171	5%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	77,769	70,383	10%
Long Term Leasing Liabilities	2,101	2,295	-8%
Other long-term liabilities	18,855	17,595	7%
Total liabilities	169,116	157,445	7%
Equity	-	-
Non-controlling interest	7,806	7,113	10%
Total controlling interest	136,938	143,428	-5%
Total equity	144,744	150,542	-4%
Total Liabilities and Equity	313,860	307,986	2%

	June 30, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	51.6%	2.3%	8.5%
U.S. Dollars	26.3%	20.7%	4.2%
Colombian Pesos	3.8%	58.3%	9.2%
Brazilian Reals	17.7%	13.1%	10.9%
Argentine Pesos	0.6%	0.0%	40.8%
Total Debt	100%	14.6%	8.0%

(1) After giving effect to swaps.

(2) Calculated  based on the  weighting of the outstanding debt mix for each year.

Debt Maturity Profile

Financial Ratios	2Q 2025	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	44,824	38,329	16.9%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.79	0.68
Adj. EBITDA/ Interest expense, net (1)	9.67	12.51
Capitalization (2)	36.6%	33.3%

(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 14 of 17
July 23, 2025

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	2Q 2025					2Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	359.7	37.7	98.5	43.5	539.4	402.3	44.1	108.1	45.0	599.5	-10.0%
Guatemala	46.1	2.2	0.8	2.3	51.3	45.2	2.8	-	2.6	50.5	1.6%
CAM South	38.0	2.2	0.2	5.9	46.2	37.4	1.5	1.0	5.7	45.6	1.2%
Mexico and Central America	443.7	42.1	99.4	51.7	636.9	484.8	48.3	109.1	53.3	695.6	-8.4%
Colombia	63.5	9.6	3.5	5.9	82.6	64.5	9.4	4.0	7.1	85.0	-2.8%
Brazil (3)	223.2	17.7	1.8	22.7	265.3	224.0	18.9	2.4	24.2	269.4	-1.5%
Argentina	29.1	5.0	1.4	3.8	39.3	26.8	4.2	1.7	2.5	35.1	11.9%
Uruguay	9.0	1.5	-	0.7	11.2	8.7	1.4	-	0.6	10.7	4.9%
South America	324.7	33.9	6.7	33.1	398.4	324.0	33.8	8.1	34.3	400.2	-0.5%
TOTAL	768.4	76.0	106.1	84.8	1,035.3	808.8	82.2	117.2	87.7	1,095.8	-5.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	2Q 2025				2Q 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,978.1	265.1	298.5	2,541.7	2,230.1	297.6	313.2	2,840.9	-10.5%
Guatemala	346.8	21.3	24.5	392.6	334.4	19.0	27.0	380.4	3.2%
CAM South	273.6	14.2	57.7	345.5	271.2	15.0	57.9	344.1	0.4%
Mexico and Central America	2,598.5	300.6	380.7	3,279.8	2,835.7	331.5	398.1	3,565.3	-8.0%
Colombia	470.8	96.9	45.8	613.5	475.2	95.7	58.7	629.6	-2.6%
Brazil (3)	1,547.0	154.6	266.2	1,967.8	1,498.6	163.5	277.3	1,939.4	1.5%
Argentina	152.0	30.1	32.0	214.0	138.0	26.1	21.9	185.9	15.1%
Uruguay	45.3	5.9	5.6	56.8	42.2	5.5	4.7	52.5	8.3%
South America	2,215.0	287.4	349.6	2,852.1	2,154.0	290.7	362.7	2,807.5	1.6%
TOTAL	4,813.5	588.0	730.4	6,131.9	4,989.7	622.2	760.8	6,372.8	-3.8%

Revenues

Expressed in million Mexican Pesos	2Q 2025	2Q 2024	Δ %
Mexico	36,629	37,474	-2.3%
Guatemala	4,458	3,846	15.9%
CAM South	4,218	3,746	12.6%
Mexico and Central America	45,306	45,067	0.5%
Colombia	5,384	4,785	12.5%
Brazil (4)	18,359	16,443	11.7%
Argentina	2,653	2,154	23.1%
Uruguay	1,215	1,007	20.6%
South America	27,611	24,389	13.2%
TOTAL	72,917	69,456	5.0%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 1,343.1 million for the second quarter of 2025 and Ps. 1,033.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 15 of 17
July 23, 2025

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2025					YTD 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	667.6	68.1	185.6	82.0	1,003.3	734.7	75.4	197.9	81.8	1,089.8	-7.9%
Guatemala	88.1	4.1	1.5	4.3	98.1	86.5	5.1	-	4.8	96.4	1.8%
CAM South	72.7	4.5	0.4	11.3	88.8	73.0	3.1	2.0	11.2	89.2	-0.4%
Mexico and Central America	828.4	76.7	187.4	97.6	1,190.2	894.2	83.6	199.9	97.7	1,275.4	-6.7%
Colombia	125.2	19.4	7.1	12.2	163.8	130.5	19.9	8.1	14.7	173.3	-5.5%
Brazil (3)	465.5	41.8	4.7	48.6	560.6	464.1	39.6	5.1	48.7	557.6	0.5%
Argentina	60.5	11.2	2.7	8.1	82.6	56.2	9.3	3.7	5.5	74.8	10.5%
Uruguay	19.1	3.8	-	1.7	24.6	18.8	3.3	-	1.3	23.3	5.5%
South America	670.3	76.3	14.4	70.6	831.6	669.6	72.2	16.9	70.3	829.0	0.3%
TOTAL	1,498.7	153.0	201.8	168.3	2,021.8	1,563.8	155.7	216.9	168.0	2,104.4	-3.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2025				YTD 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	3,713.7	482.4	571.4	4,767.5	4,097.6	516.5	573.8	5,187.9	-8.1%
Guatemala	658.7	39.3	47.8	745.7	642.1	34.7	49.9	726.7	2.6%
CAM South	528.6	29.1	112.0	669.7	527.5	30.2	112.2	669.9	0.0%
Mexico and Central America	4,901.0	550.8	731.1	6,182.9	5,267.2	581.4	735.9	6,584.4	-6.1%
Colombia	916.8	194.9	93.6	1,205.3	954.4	204.8	124.2	1,283.4	-6.1%
Brazil (3)	3,176.7	360.8	558.9	4,096.5	3,059.1	343.6	551.8	3,954.4	3.6%
Argentina	312.1	65.8	68.3	446.1	286.6	58.4	48.6	393.6	13.3%
Uruguay	94.6	14.6	13.6	122.9	91.0	12.7	11.2	114.9	6.9%
South America	4,500.2	636.1	734.4	5,870.8	4,391.2	619.4	735.8	5,746.4	2.2%
TOTAL	9,401.2	1,186.9	1,465.6	12,053.7	9,658.3	1,200.8	1,471.6	12,330.7	-2.2%

Revenues

Expressed in million Mexican Pesos	YTD 2025	YTD 2024	Δ %
Mexico	67,892	68,328	-0.6%
Guatemala	8,631	7,244	19.1%
CAM South	8,452	7,338	15.2%
Mexico and Central America	84,975	82,911	2.5%
Colombia	10,748	9,668	11.2%
Brazil (4)	38,668	34,279	12.8%
Argentina	5,716	4,730	20.8%
Uruguay	2,595	2,096	23.8%
South America	57,727	50,774	13.7%
TOTAL	142,703	133,685	6.7%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 2,368.3 million for the first six months of 2025 and Ps. 2,529.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 16 of 17
July 23, 2025

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)

	LTM	2Q25	YTD
Mexico	4.51%	1.41%	1.67%
Colombia	5.08%	1.51%	3.84%
Brasil	5.35%	1.15%	2.97%
Argentina	39.63%	7.64%	15.61%
Costa Rica	0.02%	-1.23%	-0.70%
Panama	-0.49%	0.09%	0.79%
Guatemala	1.51%	1.47%	1.00%
Nicaragua	1.12%	0.00%	1.28%
Uruguay	5.16%	0.91%	3.14%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q25	2Q24	Δ %	YTD 25	YTD 24	Δ %
México	19.55	17.21	13.6%	19.98	18.30	9.2%
Colombia	4,197.35	3,928.59	6.8%	4,192.97	4,074.44	2.9%
Brasil	5.67	5.22	8.6%	5.76	5.39	6.8%
Argentina	1151.04	886.47	29.8%	1104.02	916.29	20.5%
Costa Rica	508.77	516.43	-1.5%	508.22	518.22	-1.9%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.69	7.77	-1.1%	7.70	7.76	-0.8%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	41.61	38.75	7.4%	42.32	40.21	5.2%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-25	Jun-24	Δ %	Mar-25	Mar-24	Δ %
México	18.89	18.38	2.8%	20.32	16.68	21.8%
Colombia	4,069.67	4,148.04	-1.9%	4,192.57	3,842.30	9.1%
Brasil	5.46	5.56	-1.8%	5.74	5.00	14.9%
Argentina	1,205.00	912.00	32.1%	1,074.00	858.00	25.2%
Costa Rica	508.28	528.80	-3.9%	504.21	506.60	-0.5%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.77	-1.1%	7.71	7.79	-1.0%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.55	39.99	-1.1%	42.13	37.55	12.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q25 Results Información de uso interno	Page 17 of 17
July 23, 2025